Exhibit (a)(15)

Form of Email Reminder for Expiration Date

To All Packeteer Employees Eligible to Participate in the Option Exchange Offer:

REMINDER — If you are electing to tender any of your eligible options for cancellation and regrant under the Option Exchange Program, the deadline to submit your Letter of Transmittal is 5:00 p.m., Pacific Time, on November 30, 2001.

If you are electing to exchange any of your eligible options, you must submit your Letter of Transmittal to Tina Parker before the deadline pursuant to the instructions on your Letter of Transmittal. A soft copy of the Letter of Transmittal is available on our intranet at http://packetweb.packeteer.com/Employee_Resources/index.cfm.

We cannot accept late submissions, and therefore we urge you to respond early to avoid any last minute problems. If you are not electing to tender any of your outstanding eligible options for exchange, then no action is required on your part.